January 7, 2025

Judith Hunsicker
Chief Financial Officer
Embassy Bancorp, Inc.
One Hundred Gateway Drive
Suite 100
Bethlehem, PA 18017

       Re: Embassy Bancorp, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2023
           File No. 000-53528
Dear Judith Hunsicker:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Finance